

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Mr. Brett Roper
Secretary of the Board of Directors
ChineseInvestors.com, Inc.
411 E. Huntington Drive #107-228
Arcadia, CA 91006

> **Re: ChineseInvestors.com, Inc.**
> **Form 10-12G**
> **Filed November 29, 2010**
> **File No. 000-54207**

Dear Mr. Roper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that the Form 10 will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

2. We note your disclosure about your plans to engage in a private placement of your securities in reliance on Regulation D under the Securities Act of 1933, as amended, during December 2011 (see, e.g., pages 6, 39 and F-19). As your Form 10 is a publicly filed document, please provide us with your analysis of your ability to rely on Regulation D in view of the limitations set forth in Rule 502(c) of Regulation D.

Information Required in Registration Statement, page 3

3. We note that you expect your common stock will be accepted for listing on the OTC-BB. Please clarify, if true, here and throughout your registration statement as appropriate that there is no guarantee that your common stock will be listed on the OTC-BB.

Item 1. Business, page 3

4. In view of your business activities, please tell us whether you believe you qualify as an "investment adviser," as that term is defined in Section 202(a)(11) of the Investment Advisers Act of 1940, as amended. In your response, please provide a detailed analysis of your business activities and whether you believe any of them are within the scope of the activities described in Section 202(a)(11).

5. To the extent material, please revise your disclosure to disclose the information required by Item 101(h)(4)(iv) and (vii) – (x) of Regulation S-K. In this regard, we note your references to competition, copyrights, trade secrets, contractual arrangements, licenses, and government regulations in your Risk Factors disclosure.

General Development of Business, page 3

6. Please revise your disclosure to clarify what you mean by "Representative Office status business presence" on page 4.

7. On page 4, please revise your disclosure to disclose how many of your 37 employees were full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Shareholder, Company, and Material Event(s) Recap, page 4

8. Please revise your disclosure to explain what you mean by "substantial negative undercurrent in China (substantial business presence)" when discussing the FOREX accounts and trading activity on page 5.

9. We note your reference on page 6 to "new revenue sources associated with advertising and various website based products". It is not clear what products you offered. Please revise your disclosure to describe your product offerings.

10. Please disclose the circumstances surrounding Mr. Sabean's resignation from the Board of Directors in March 2007.

11. We note the resignation of John G. Myers from the board. Please disclose whether the position was then filled. If so, please identify the replacement director.

General Company Information, page 7

12. You state, "ChineseInvestors.com is one of the leading companies that specialize in providing real-time market commentary and analysis in the Chinese language." Please discuss why you believe you are one of the leading companies in this market. In this regard, we note your weak position in your discussion regarding competitors and competition.

Our Subscription Services, page 7

13. On page 8, we note the types of different membership services you provide. Please describe the types of products and subscription services you offer.

Our Websites, page 8

14. Please describe the research tools you provide to your customers.

15. On page 8, we note your statement, "We have taken steps to protect our proprietary information when it has been disseminated without authorization." Please describe the steps you have taken to protect your proprietary information. Additionally, please clarify whether your proprietary information has been disseminated in the past without authorization. If it has, please describe any material effects such dissemination had on the company.

Customer Support, page 9

16. Please disclose how your customer support center provides real-time and personal support to your subscribers. For example, please discuss if the center provides support over the phone or through the internet.

Item 1A. Risk Factors, page 9

17. We note that several of your risk factors are substantially identical to the risk factors disclosed in the Form SB-2 ChineseInvestors.com, Inc. filed with the SEC on November 8, 2000, as amended. Specifically, we note the disclosures under the subheadings, "Risks Associated with Online Advertising" and "Government Regulation and Legal Uncertainties Relating to the Web." If you choose to retain these risk factors, please revise them to ensure that all of your risk factors accurately reflect the risks as currently faced by your company. In this regard, we note that the internet and e-commerce industries have experienced many changes in the last decade.

Competition could adversely affect our business, page 11

18. We note your reference to your Portal, IR, and PR marketing and Conference and Online Platform businesses. Please describe these businesses in the "Business" section of your registration statement.

<u>Failure to continue to grow our brand awareness, page 15</u>

19. We note that you plan to advertise your services in various media. Please describe this plan in your "Business" section.

<u>Potential liability from information displayed on our portal, page 15</u>

20. If you retain this risk factor, please define the "safe harbor of media laws" under which you claim to operate.

<u>Reliance on third-party relationships, page 16</u>

21. If you retain this risk factor, please disclose whether you have identified any third-parties or entered into any discussions with third-parties concerning the relationships addressed by this risk factor.

<u>Risk of relying on certain technology licensed from third parties, page 16</u>

22. If you retain this risk factor, please disclose whether you have identified any technologies for which you anticipate obtaining a license and whether you have entered into any discussions concerning licensing technologies from third parties. Please also disclose that if you are able to obtain technology licenses, there is no guarantee you will be able to successfully integrate the technologies into your business.

<u>Reliance on merchandise vendors and shippers, page 16</u>

23. We note that you plan to sell education materials. Please discuss this in your "Business" section.

<u>Reliance on our advisors and consultants, page 17</u>

24. You state that you plan to "retain the services of independent or affiliated advisors and consultants." You also state that you cannot guarantee such persons will perform satisfactorily. If you retain this risk factor, please disclose whether you have identified or entered into discussions with any advisors and consultants. Please also disclose, if true, that there is no guarantee you will be able to enter into an agreement with such persons.

<u>Risks relating to operating within the People's Republic of China, page 20</u>

25. If you retain this risk factor, please discuss the potential material effects that the emerging regulations in the PRC will have on the company.

Shares of our stock that may be eligible for any future sale . . . , page 27

26. Please remove the reference to "shares offered hereby" as the registration statement covers the registration of the securities, not the offering of securities. This comment also applies to the following risk factor ("We are not able to predict the effect of sales of any shares offered hereby").

Item 2. Financial Information, page 29

Financial Tables and Explanations, page 32

27. Please revise the line item "Operating Revenues" in the table to read "Operating Income", if true. It also appears the 2010 operating income figure is incorrect.

Management's Discussion and Analysis, page 33

28. Please revise to significantly expand your discussion on pages 33-34 to provide the information required by Item 303(a) and Item 303(a)(3) of Regulation S-K. That is, at a minimum, provide a comparison of the line items comprising your results of operations for the quarter ended August 31, 2010 as compared to the quarter ended August 31, 2009, and for the fiscal year ended May 31, 2010 as compared to the fiscal year ended May 31, 2009. Please ensure you address the reason(s) for the 35% increase in fiscal 2010 revenues and the 680 basis point increase in operating income margins. Similarly, ensure you address the reasons for the decreases in revenues and operating income and operating income margins for the first quarter of fiscal 2011. Do not necessarily eliminate the existing disclosure herein and on pages F-8 and Exhibit 1-5, but incorporate that information as appropriate into your revised discussions of financial condition, results of operations, liquidity and/or cash flows.

29. We note that in connection with the abandoned reverse merger bid with Thomas Capital Funding, $50,000 was expensed in fiscal 2008 while the remaining balance of $445,000 was expensed in fiscal 2009. Please tell us why not all of the $495,000 previously raised was expensed in fiscal 2008. Explain how this relates to the 2,670,000 shares "issued for Thomas Capital Funding offering" on the statement of stockholders' equity on page F-5. It is not clear from the brief disclosure on page F-16 whether these shares were sold for cash or how they were accounted for. Please provide a robust explanation of the accounting for these shares.

Liquidity and Capital Resources, page 34

30. Revise to state clearly whether your current and available resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the Form 10. To the extent you do not have sufficient resources to fund planned operations for the twelve month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a

discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

Item 3. Properties, page 35

31. Please provide the information required by Item 102 of Regulation S-K for your California and Shanghai offices. If you believe these properties are not material, please tell us why.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 35

32. Please provide disclosure to complete the last sentence of Note 1 to the table.

Item 5. Directors and Executive Officers, page 36

33. Please identify the person or persons who serve as your principal financial officer and your principal accounting officer.

34. If appropriate, please include Mrs. Lan Jiang in the directors and executive officers table on page 36. Additionally, please provide the required Regulation S-K Item 401 information for Mrs. Lan Jiang.

Item 6. Executive Compensation, page 37

35. Please revise your disclosure to provide the Summary Compensation Table and Director Compensation Table as prescribed by Item 402(n) and (r) of Regulation S-K.

Compensation Plan, page 38

36. Please disclose how much of Mr. Roper's salary is for his services as an executive officer and how much of his salary is for his services as director.

Item 9. Market Price of and Dividends on the Registrant's Common Equity . . . , page 39

37. You state, "The Company does not currently have any shares authorized for issuance under equity compensation plans other than those already noted herein." To the extent you have equity compensation plans, please include that information here and in the "Executive Compensation" section. If you do not have equity compensation plans, please remove the reference to "other than those already noted herein."

Item 10. Recent Sales of Unregistered Securities, page 39

38. Please revise your disclosure to provide the information required by Item 701(a), (b), and (d) of Regulation S-K. In this regard, please disclose the dates of sale for the securities, the amount sold and consideration received on each date of sale, the persons or class of persons to whom the securities were sold, and the specific rule under which you claim exemption from registration.

Item 11. Description of Registrant's Securities to be Registered, page 39

39. Please revise your disclosure to provide the information required by Item 202(a) of Regulation S-K.

Item 12. Indemnification of Directors and Officers, page 40

40. We note your statement that the company is required to purchase insurance on behalf of its officers and directors. Please disclose whether or not the company has purchased such insurance.

Item 13. Financial Statements and Supplementary Data, page F-1

2. Critical Accounting Policies and Estimates, page F-9
Foreign Currency, page F-9

41. You have determined that your functional currency is the US dollar, based on the following representations:
    - the selling price is determined by the US markets;
    - the majority of your customers resides in the US;
    - all company capital has originated in the US;
    - the majority of company expenses are paid in US dollars; and
    - there are numerous transactions between the parent and foreign subsidiary.

    Please provide a comprehensive analysis for each of the above representations, as we note these indications or statements that appear to contradict them: i) you have recorded a foreign currency translation adjustment of $2,600 for fiscal 2010 (page F-5); ii) your operations are located in the PRC (page F-10); iii) all of your revenues are derived from the PRC operations (pages F-19 and Exhibit 1-13); and iv) you generally incur expenses and liabilities in Chinese Renminbi as well as U.S. dollars (page 26). For the last bullet, please also tell us who the parent and foreign subsidiary are, where each is located, and the nature and frequency of the transactions between them, as well as any limitations in remitting any dividends to the parent. We may have further comment.

3. Stockholders' Equity, page F-16

42. We note the repurchase of 13,451,461 shares of common stock from a majority shareholder during the fiscal year ended May 31, 2010. Please tell us where the note receivable that was forgiven, as part of the consideration for the repurchase, was recorded at May 31, 2009. Also, we note the $262,500 total consideration was classified as an investing activity in the statement of cash flows. It appears the retirement of the note receivable was a non-cash transaction. Please tell us your basis for including the $112,500 as a cash flow and how you considered ASC Topic 230-10-45-15 in reporting the cash payment of $150,000 as an investing, rather than financing activity.

Item 15. Financial Statements and Exhibits, page 41

43. Please file the exhibits required by Item 601 of Regulation S-K. Specifically, please file a copy of your articles of incorporation, bylaws, material contracts, and any other exhibits as appropriate.

Exhibit 99.1
Balance Sheets, page Exhibit 1-1

44. Please present the interim financial statements within the Form, under Item 13. Revise to present a comparative balance sheet as of May 31, 2010, instead of August 31, 2009 per Rule 8-03 of Regulation S-X.

Item 16A. Audit Committee Financial Expert, page 41

45. Your disclosure here appears to indicate that Mr. Toreson qualifies as an audit committee financial expert. However, your disclosure in Note V on page 36 indicates that he does not yet qualify as a financial expert. Please reconcile these disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael E. Shaff, Esq., Irvine Venture Law Firm, LLP (*via facsimile at* (949) 660-7799)